Exhibit 99.1

Quarterly Activities and Cashflow Report - March 2026

Operational Momentum at Estelle: Advancing Gold Exploration, Antimony Development, and US Redomiciliation

Highlights

●	Strong results from the 2025 drilling program at RPM North and RPM Valley confirmed broad near-surface gold mineralisation and high-grade zones, supporting resource growth and advancement of the Estelle Project toward development.

●	Drilling at RPM Valley returned multiple broad intercepts above 1 g/t Au, including visible gold and a project-record intercept of 0.5m @ 364 g/t Au, confirming continuity of mineralisation and potential for resource expansion.

●	Shallow RC drilling at the Korbel Main deposit defined a higher-grade core zone with grades up to 1.2 g/t Au, highlighting the potential for a starter pit scenario and supporting ongoing Pre-Feasibility Study work.

●	Surface sampling programs identified strong gold anomalism across multiple prospects, further demonstrating the broader mineralised potential across the Estelle corridor and identifying targets for future drilling programs.

●	Continued advancing plans to establish a U.S. domestic antimony supply chain, supported by a US$43.4 million non-dilutive funding award from the U.S. Department of War (DoW).

●	Winter road construction and equipment mobilisation to Estelle is well advanced, with all key equipment received, most now dispatched to site, and delivery on track to support the planned commencement of antimony production.

●	Pre-Feasibility Study (PFS) work ongoing, including metallurgical test work, mine planning and optimisation studies to support development pathways for Estelle’s gold assets.

●	Strong corporate and funding position, with access to over A$89.4 million in funding at quarter end, including cash, DoW funding, liquid investments and in-the-money warrants, and no debt.

Main Operations	Corporate	www.novaminerals.com.au
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	info@novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161, Australia	ACN 006 690 348
1150 S Colony Way Suite 3-440, Palmer, AK 99645	Phone +61 3 9537 1238	NASDAQ: NVA | ASX: NVA

On the quarter, Nova CEO, Mr Christopher Gerteisen, commented:

“The March quarter delivered strong operational progress at Estelle, with drilling at RPM Valley continuing to demonstrate the scale and continuity of the mineralised system, including the highest-grade intercept recorded at the project to date. These results reinforce the potential for both large-scale bulk-tonnage mineralisation and higher-grade zones within the broader RPM deposit.

“Importantly, we also advanced preparations for our antimony initiative during the quarter, with the successful establishment of the winter access snow road enabling the delivery of key equipment to site, a critical step in positioning Nova to evaluate near-term production opportunities.

“In parallel, surface sampling programs expanded the exploration pipeline across the Estelle corridor, identifying additional anomalies that highlight the significant discovery potential across the broader project area.

“We also announced our intention to redomicile to the United States, a strategic step to better align Nova with its predominantly U.S. shareholder base and enhance access to U.S. capital markets as we advance Estelle toward development.

“Looking ahead, our focus remains on integrating these results into the ongoing Pre-Feasibility Study, progressing the antimony opportunity, and executing the redomiciliation process to position the Company for continued growth and value creation.”

Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FSE: QM3) is pleased to provide an update on its activities at the Estelle Gold and Critical Minerals Project (Estelle or the Project) for the March 2026 quarter.

Gold Assets

Nova is rapidly advancing one of the largest undeveloped gold deposits in the world, consisting of over 20 prospects, including four already defined multi-million-ounce gold deposits.

2025 Drill Program

During the quarter, Nova reported additional results from the 2025 drill program across the Estelle Project, including RPM Valley, RPM North and Korbel, further demonstrating the scale and continuity of the broader gold system.

Drilling at RPM Valley delivered multiple broad zones of continuous gold mineralization, confirming the scale and continuity of the system. Key intercepts included 65m @ 3.6 g/t Au from 83m (including a high-grade interval of 36m @ 5.5 g/t Au and a peak result of 0.5m @ 364 g/t Au), alongside 155m @ 0.9 g/t Au from 71m and 172m @ 0.8 g/t Au from 352m, each hosting higher-grade internal zones.

Additional wide intercepts, including 289m @ 0.7 g/t Au from 62m and 152m @ 0.9 g/t Au from 82m, further demonstrate the extensive nature of mineralisation at RPM, with multiple zones of higher-grade material within broader mineralised envelopes.

The 0.5m @ 364 g/t Au intercept represents the highest-grade gold intercept recorded at the Estelle Project to date, with visible gold observed in core. These results confirm the presence of high-grade shoots within the broader bulk-tonnage system and support the potential for both open-pit and higher-grade zones within the RPM Valley deposit.

Nova Minerals Limited | ASX Announcement	2

Infill drilling undertaken during the program was designed to support conversion of existing resources to Measured and Indicated categories, with the aim of incorporating RPM Valley into the ongoing Pre-Feasibility Study (PFS).

Figure 1. RPM Valley Pad 25-2

Additional results from RPM North extended the mineralised footprint and confirmed broad zones of near-surface gold mineralisation typical of the Estelle intrusive-related gold system, with strong lateral and vertical continuity and several holes extending mineralisation below the current conceptual pit shell.

Figure 2. RPM North hole RPM-080 2.4m @ 19.7g/t Au from 15.2m

At Korbel, drilling results continued to demonstrate wide zones of near-surface gold mineralisation, reinforcing its position as a large-scale bulk-tonnage deposit and a key contributor to the overall Estelle mineral resource. Results highlighted consistent grade distribution and continuity across the deposit, supporting ongoing resource growth and future development studies.

Nova Minerals Limited | ASX Announcement	3

Collectively, these results continue to support the potential for large-scale bulk-tonnage gold development at Estelle, which remains one of the most significant undeveloped gold systems globally.

Surface Sampling Program

Surface sampling results announced during the quarter identified multiple new mineralised systems across key prospects, further reinforcing the district-scale potential of the broader project area.

At West Wing, rock chip sampling defined a coherent gold-copper anomaly extending approximately 1.5km by 0.8km. Of 46 soil samples collected within the vicinity, 16 were greater than 1.0 g/t Au, and five were greater than 2.0 g/t Au. Of the 30 rock samples, eight were greater than 2.0 g/t Au, including three samples over 5.0 g/t Au, with a high of 15.5 g/t Au. West Wing also shows a notable copper signature with 16 soil samples greater than 0.2% Cu and three rock samples greater than 1% Cu, with a high of 6.9% Cu.

The anomaly is supported by consistent multi-element geochemical signatures and elevated pathfinder elements and represents a previously unrecognised target area within the Estelle district. The style and distribution of mineralisation indicate potential for a linked gold–copper system, warranting follow-up geological and geophysical work.

Figure 3. Sample E397403 – 5.5 g/t Au and 6.9% Cu; Sample E397404 – 15.5 g/t Au

Nova Minerals Limited | ASX Announcement	4

500000
501000
6865000
6864000
6863000
1,500m
800m
West Wing
0.30
1.4
1.7
2.6
2.0
1.9
2.4
1.3
1.8
1.0
15.5
5.5
3.8
10.1
0.29
0.12
0.27
0.33
0.42
2.6
1.6
0.36
1.1
1.6
1.3
1.4
1.1
0.15
0.17
0.14
0.25
0.13
0.41
0.28
0.14
1.5
3.3
25.8
Korbel
Stibium
Portage Pass
Stoney
West Wing
Styx
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
*samples from prior years shown as transparent
NOVA MINERALS
West Wing
2025 Sampling - Au
0
200
400 m

Figure 4. West Wing Sampling - Gold

At RPM, surface sampling returned several high-grade gold results, including values up to 24.6 g/t Au, with mineralisation defined along the ridgeline and extending westward. These results expanded the known footprint of gold anomalism in the area and highlighted multiple priority zones for drill testing, with a focus on structurally controlled mineralisation and continuity along interpreted trends.

Nova Minerals Limited | ASX Announcement	5

Figure 5. Sample E409201 – 24.6 g/t Au; Sample E405227 – 11.7 g/t Au

Post-period, surface sampling at Portage Pass identified a significant new gold anomaly supported by seven rock samples grading >2 g/t Au, including a high of 14.3 g/t Au, and 10 soil samples grading >0.5 g/t Au with a peak of 1.8 g/t Au. The anomaly extends across a broad, coherent target area and is associated with favourable lithological and structural settings, including similarities to the nearby Korbel deposit style of mineralisation.

A detailed soil sampling grid is planned across the valley in 2026. Subject to the results, a ground-based induced polarization (IP) geophysical survey will be undertaken, following a similar exploration pathway to that which led to the discovery at Korbel. While stronger geochemical anomalies are present elsewhere at Estelle, Portage Pass represents a compelling target given its proximity to Korbel and the associated proposed infrastructure.

Feasibility Studies

PFS-level studies are ongoing, with METS Engineering undertaking additional metallurgical test work to build on the high gold recoveries achieved at RPM to date (ASX Announcement: 5 August 2025), Rough Stock Mining is conducting mining studies, and Whittle Consulting is completing optimization studies.

Antimony Assets

Following the award of US$43.4 million from the U.S. Department of War (DoW), Nova initiated its plan to develop antimony production in Alaska. The company is fully funded to establish a U.S. domestic antimony supply chain that would support U.S. military and consumer markets from late 2026 to early 2027.

Nova Minerals Limited | ASX Announcement	6

With seven antimony prospects identified across the Estelle Project to date, permitted industrial land, government support, and plans for critical infrastructure in place, Nova is positioned to become a key supplier to the U.S. antimony market.

Winter Freight Delivery

During the quarter, the mobilization of equipment to the Estelle Project occurred via the Company’s snow road, 150km from Willow, Alaska. Construction of the winter road commenced in early December, enabling the development of thick ice bridges capable of supporting freight loads in excess of 100,000 lb (45,000 kg).

Following receipt of the DoW Award in late 2025, Nova sought to procure equipment required for trail construction, airstrip expansion, and antimony ore extraction and processing activities.

Equipment was delivered to the Company’s freight staging yard and logistics centre in Willow, where the major of mining and processing equipment has now been received. Equipment is being transported to site via ski-trailers using low ground pressure vehicles or is self-driven along the winter trail. To date, most of the equipment has departed the staging yard for delivery to the Estelle Project site.

Figure 6. Heavy machinery delivered to site via the winter snow road

Nova Minerals Limited | ASX Announcement	7

Figure 7. Screener plant being delivered to site via the winter snow road

Corporate

●	As of the close of the March 2026 quarter, the Company has access to over $A89.4 million in funding comprising of, A$47 million in cash, US$29 million (A$40.3 million) remainder of the 24 month award from the U.S. Department of War to support antimony production in Alaska, and approximately ~A$2.1 million in liquid investments, with no debt.

●	In January 2026, the Company advised that Mr Louie Simens resigned as Executive Director for personal reasons. Mr Simens was appointed to the Board on 19 December 2017 and served in multiple capacities, including as interim Executive Chairman during key periods of Estelle Project advancement and other strategic initiatives. The Board thanks Mr Simens for his significant contribution and wishes him well in his future endeavours.

●	Payments to related parties in Q3 FY26 were $293,000 and included CEO and Executive remuneration and non-executive director fees.

Redomiciliation to the United States

●	With over half its shares now being held by U.S investors, the Company announced its plans to redomicile to the United States following the loss of its U.S. SEC foreign private issuer status.

●	Dual Australian and U.S. listings to remain under the same ticker codes, with common stock to be listed on the NYSE, and CDI’s to be listed on the ASX.

Nova Minerals Limited | ASX Announcement	8

●	The redomiciliation is intended to align with U.S. reporting requirements, reduce regulatory complexity, enhance access to U.S. capital markets, broaden institutional appeal, and improve eligibility for U.S. government funding and investment initiatives.

●	The restructure will be implemented via a Scheme Implementation Deed with a newly incorporated Nevada parent (Nova Minerals Corp), with ASX shareholders to receive CDIs and Nasdaq ADS holders and holders of OTC-quoted shares to receive shares of common stock on a proportionate basis. The new entity is expected to list on the NYSE.

●	Completion is targeted by the end-June 2026, subject to shareholder, court and customary approvals. No material changes to Nova’s assets, operations, or strategy are expected.

Material Post-Quarter Events

●	Appointed Ms Ashlie Thorburn as Chief Financial Officer (commencing 20 April 2026), bringing 20+ years’ mining finance experience and strong expertise in SEC/TSX/ASX reporting, compliance, governance and transactions.

●	With respect to the US redomiciliation, the Company has announced that the Supreme Court of New South Wales has approved the convening of Scheme Meetings and the distribution of the Scheme Booklet to shareholders. The Scheme Booklet has also been registered with ASIC and was dispatched to shareholders on ~28 April 2026.

Next Steps

●	Material PFS test-work results as they become available
●	Airborne geophysical surveys to commence in the spring of 2026
●	Antimony phase 1 project updates
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna access road updates
●	Updated MRE
●	Updates on the company redomiciliation to the US

New videos released during the March 2026 quarter

●	Alaska Snow Road | Nova Freight Haul | Episode one
●	Alaska Snow Road | Nova Freight Haul | Episode two
●	CEO presentation at the Emerging Growth Conference
●	CEO discusses Korbel drilling results
●	CEO discusses RPM Valley drilling results
●	CEO discusses RPM North drilling results

Nova Minerals Limited | ASX Announcement	9

Major ASX Announcements during the March 2026 quarter

●	7 January 2026	RPM North Drilling Confirms Further Resource Upside
●	13 January 2026	RPM Valley Confirms High-Grade, Continuity, System Open
●	21 January 2026	Higher-Grade Starter Pit Potential at Korbel Gold Deposit
●	27 January 2026	Quarterly Activities/Appendix 5B Cash Flow Report
●	4 February 2026	Nova Minerals Plans to Redomicile to the United States
●	2 March 2026	New Gold-Copper System Developing at West Wing
●	3 March 2026	Nova Executes Scheme Implementation Deed-US Redomiciliation
●	9 March 2026	Further High-Grade Gold Discovered at RPM
●	16 March 2026	Nova Winter Freight Haul Underway
●	31 March 2026	Amendment to the Scheme Implementation Deed

Estelle Gold Project Discussion and Analysis

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations and videos, all available on the Company’s website.

www.novaminerals.com.au

This announcement has been authorized for release by the Executive Directors.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Sodali & Co Investor Relations & Media E: annalise.batchelor@sodali.com M: +61 432 312 807	CCameron Gilenko Sodali & Co Investor Relations & Media E: cameron.gilenko@sodali.com M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Nova Minerals Limited | ASX Announcement	10

Competent Person Statements

Mr Vannu Khounphakdy P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this release and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdyhas sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdy is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdy consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The information in the announcement dated today that relates to exploration results and exploration targets is based on information compiled by Mr. Hans Hoffman. Mr. Hoffman, Owner of First Tracks Exploration, LLC, who is providing geologic consulting services to Nova Minerals, compiled the technical information in this release and is a member of the American Institute of Professional Geologists (AIPG), which is ROPO, accepted for the purpose of reporting in accordance with ASX listing rules. Mr. Hoffman has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Hoffman consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The Exploration results were reported in accordance with Clause 18 of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition) (JORC Code).

The Company is also listed on the NASDAQ in the United States and, as a result, is required in respect of its exploration and resource reporting to comply with the US Securities and Exchange Commission (SEC) requirements in respect of resource reporting in the USA. This requires compliance with the SEC’s S-K 1300 resource regulations. Investors accessing the Company’s NASDAQ press releases should be aware that S-K 1300 statements made in those releases are not JORC Code compliant statements.

Nova Minerals confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements, and in the case of the exploration results, that all material assumptions and technical parameters underpinning the results in the relevant market announcement continue to apply and have not materially changed.

Nova Minerals Limited | ASX Announcement	11

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved.” Forward-looking information is based on certain factors and assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, permitting and such other assumptions and factors as set out herein. apparent inconsistencies in the figures shown in the MRE are due to rounding Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development activities at the Project may not be available on satisfactory terms, or at all; the risk of potential dilution through the issuance of additional common shares of the Company; the risk of litigation.

Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information which is included herein, except in accordance with applicable securities laws. All drilling and exploration activities is subject to no unforeseen circumstances.

Tenement Holdings as at 31 March 2026

A list of Nova’s Tenement Holdings, as at the end of the Quarter, is presented in the schedules below, with additional notes.

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

Nova Minerals Limited | ASX Announcement	12

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
Nova Minerals Limited (ASX: NVA)

ABN	Quarter ended (“current quarter”)
84 006 690 348	31 March 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	(65)	(370)
	(a) exploration & evaluation
	(b) development
	(c) production
	(d) staff costs (directors/consultants)	(702)	(1,410)
	(e) administration and corporate costs	(1,274)	(3,078)
	(f) audit, tax, and legal fees	(51)	(691)
	(g) other professional fees	(38)	(1,292)

1.3	Dividends received (see note 3)
1.4	Interest received	424	740
1.5	Interest and other costs of finance paid	(1)	(11)
1.6	Income taxes paid
1.7	Government grants and tax incentives
1.8	Other (provide details if material)
	(a) GST, Withholding tax & Payroll tax	66	189
1.9	Net cash from / (used in) operating activities	(1,641)	(5,923)

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) Entities
	(b) Tenements
	(c) property, plant and equipment	(2,379)	(4,604)
	(d) exploration & evaluation	(6,678)	(19,931)
	(e) investments	-	(1,000)
	(f) other non-current assets
2.2	Proceeds from the disposal of:
	(a) entities
	(b) tenements
	(c) property, plant and equipment
	(d) investments	65	295
	(e) other non-current assets
2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Department of War Grant	1,021	20,597

2.6	Net cash from / (used in) investing activities	(7,971)	(4,643)

73.	Cash flows from financing activities	-	52,164
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities
3.3	Proceeds from exercise of options and warrants	8	3,629
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1)	(3,716)
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Finance Lease	(1,121)	(1,163)
3.10	Net cash from / (used in) financing activities	(1,114)	50,914

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	59,176	9,086
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,641)	(5,923)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(7,971)	(4,643)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(1,114)	50,914
4.5	Effect of movement in exchange rates on cash held	(1,432)	(2,416)
4.6	Cash and cash equivalents at end of period	47,018	47,018

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	47,018	59,176
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	47,018	59,176

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	293
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Convertible facilities(1)
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(1,641)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))		(6,678)
8.3	Total relevant outgoings (item 8.1 + item 8.2)		(8,319)
8.4	Cash and cash equivalents at quarter end (item 4.6)		47,018
8.5	Unused finance facilities available at quarter end (item 7.5)		-
8.6	Total available funding (item 8.4 + item 8.5)		47,018

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)		5.65
	Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.
8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:
	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.8.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 April 2026

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5